Exhibit (a)(1)(xxii)

Cash Payment Calculation for the Stock Option Exchange Program

You are receiving this message because you are eligible to receive a cash payment in exchange for your eligible options under the Stock Option Exchange Program (Program).

Today’s per share closing stock price for eBay common stock was $[            ].

Here is the calculation for the cash payment you are eligible to receive if you elect to exchange some or all of your eligible options in the Program:

Number of RSUs you would otherwise receive in exchange for your eligible options	x	Today’s closing stock price for eBay common stock on the Nasdaq Global Select Market	=	Your Cash Payment (before taxes)

You may enter today’s closing price into the calculator available on the “Evaluate Your Options” and “Make, Change or Withdraw an Election” pages of the Stock Option Exchange Election site to calculate the actual total cash payment (before taxes) that you would be eligible to receive if you elect to exchange some or all of your eligible options in the Program.

Please visit the Stock Option Exchange Election site at www.eBayStockOptionExchange.com to learn more about the Program and to make, change or withdraw an election. If you choose to participate in the Program, you must complete your election before 9:00 p.m. PDT TODAY, Friday, September 11, 2009.